Exhibit 21.1

LIST OF SUBSIDIARIES

OF

JBDI HOLDINGS LIMITED

Name	Jurisdiction

JBDI Investments Limited	British Virgin Islands
Jurong Barrels & Drums Industries Pte. Ltd.	Singapore
JBD Systems Pte. Ltd.	Singapore